EXHIBIT 1
December 21, 2006
Via Facsimile and Federal Express
Board of Directors
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098
PROPOSAL AND COMMITMENT LETTER FOR UP TO
$4.7 BILLION COMMON EQUITY COMMITMENT
Gentlemen:
     Highland Capital Management, L.P. (“Highland Capital”) is an SEC-registered investment adviser specializing in credit, alternative investing and equity investments. Highland Capital currently manages approximately $35 billion in leveraged loans, high yield bonds, structured products, distressed assets, equity investments and other assets for banks, insurance companies, pension plans, foundations, and endowments. Currently, certain of Highland Capital’s affiliates and related entities collectively are the second largest beneficial stockholder in Delphi Corporation (“Delphi”) with aggregate holdings of approximately 8.8% of the currently issued and outstanding common stock, par value $0.01 per share of Delphi. Highland Capital has reviewed the proposal (the “Appaloosa/Cerberus Proposal”) recently made by Appaloosa Management, L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch & Co. and UBS Securities, LLC. (collectively, the “Appaloosa/Cerberus Group”) and supported by Delphi. Highland Capital believes that the Appaloosa/Cerberus Proposal is deficient and not in the best interests of Delphi and its various creditors, stockholders and other parties in interest, including, most importantly, its common stockholders for a number of reasons, including that the existing common stockholders would be significantly diluted and are not entitled to participate in the entire transaction.
     Highland Capital, on behalf of itself, certain of its affiliates and related entities as may be designated2 (collectively, “Highland” or the “Plan Investor”), submits this proposal and commitment (this “Commitment”) for a purchase of common equity to Delphi and certain of its United States subsidiaries and affiliates (collectively, the “Company” or “Debtors”) that are Chapter 11 Debtors in Possession in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). We believe this Commitment is superior to the Appaloosa/Cerberus Proposal. We believe this Commitment also provides an alternative that is in the best interests of the Company and its various creditors, stockholders and other parties in interest, including, most importantly, its common stockholders.
     Pursuant to this Commitment, the Plan Investor will purchase up to $4.7 billion of new common stock, par value $0.01 per share (the “Common Stock”), of the reorganized Company to support the Company’s transformation plan announced on March 31, 2006 and a plan of reorganization supported by the Plan Investor to be filed by the Company and confirmed in the Company’s Chapter 11 Case No. 05-44481 (the “Plan”). Subject to the agreement of the Company to file and seek confirmation of the Plan,

[2]	This proposal and commitment is not being made by or on behalf of, among other entities, Highland Credit Strategies Fund.

the Plan Investor commits to enter into agreements on substantially the same terms and subject to the same applicable conditions as those set forth in the Equity Purchase and Commitment Agreement and the Plan Framework Support Agreement that were filed with the Bankruptcy Court on December 18, 2006, except as otherwise specified herein. Subject to the Company’s agreement to move forward with respect to this Commitment, the Plan Investor covenants and agrees to proceed along a similar path to plan confirmation as described in, and proposed by, the filings made with the Bankruptcy Court on December 18, 2006, relating to the Appaloosa/Cerberus Proposal.
SUPERIOR OFFER
     This Commitment is clearly superior to the Appaloosa/Cerberus Proposal and is in the best interests of the Company and its creditors, stockholders and other parties in interest. This Commitment also maximizes the value of the Company and provides significant benefits to the Company and its various stakeholders by maintaining fairness to all the existing stakeholders in the Company, when compared to the Appaloosa/Cerberus Proposal. Some of the benefits of this Commitment include:
•	The ability of the Board of Directors to submit a proposal to the Court that is consistent with its fiduciary duties to all of its stakeholders and one that should ensure the support of the equity committee in the chapter 11 cases;

•	The ability of the Company to obtain $4.7 billion of capital without offering a “sweetheart” $1.2 billion preferred stock deal to the Appaloosa/Cerberus Group that significantly dilutes the existing stockholders and results in this new insider group taking control of the Company through its acquisition of almost 30% of the Company’s equity and its acquisition of veto rights;

•	The ability to proceed with a rights offering that does not guarantee an allocation of equity (6.3 million shares) to a control group (i.e., the Appaloosa/Cerberus Group);

•	The ability to endorse the management of the Company as announced on December 18, 2006, while at the same time ensuring that this management will report to an independent Board that is not subject to this proposed control group (i.e., the Appaloosa/Cerberus Group);

•	A transaction that accepts the negotiated deal between the Company and General Motors Corporation (“GM”) and that should be equally supported by this stakeholder and the other statutory committees;

•	A transaction that offers existing stockholders the ability to capture the economic value of the enterprise, rather than allowing the taking of this value by the Appaloosa/Cerberus Group; and

•	A transaction that we believe will be embraced by the market because it supports and is reflective of the current value of the Company.
COMMITMENT
     Subject to the preparation and execution of definitive documents reflecting this Commitment as detailed herein, the following would be the principal terms under which Highland will commit to the equity investment in the Company and to support the Plan:

     Equity Purchase and Rights Offering
     The Company will conduct a Rights Offering (the “Rights Offering”) by offering and selling shares of its Common Stock to its existing stockholders on the terms and subject to the conditions set forth in an Equity Purchase and Commitment Agreement (the “New Equity Agreement”) to be entered into by the Company and the Plan Investor similar in form and substance to the one agreed to with the Appaloosa/Cerberus Group, except as provided herein. The Plan Investor will purchase any shares of Common Stock that are unsubscribed in the Rights Offering up to $4.7 billion (the “Backstop”) and receive a fee in the amount of 2.5% of the Rights Offering (the “Backstop Fee”). Subject to compliance with all applicable laws, all existing holders of Common Stock (the “Stockholders”) holding a minimum of 0.5% of the currently issued and outstanding shares of Common Stock of the Company will be given the option to participate in the Backstop and earn their pro-rata share of the Backstop Fee. As more particularly to be set forth in the New Equity Agreement, the Rights Offering will provide (i) that the existing Stockholders will receive the right to acquire new common stock of the Company (the “Rights”) either as part of confirmation of a Plan or subject to the effectiveness of a registration statement to be filed with the Securities Exchange Commission, (ii) that the Rights Offering be subject to prior approval of the Bankruptcy Court and satisfaction of certain other terms and conditions similar in scope to those set forth in the Equity Agreement and (iii) that the Rights will entitle the eligible Stockholders to purchase their pro rata share of the Common Stock at a discount to the anticipated business enterprise value of the reorganized Company and would be transferable by the original eligible Stockholders. The Rights Offering may be reduced to $4.2 billion by the Plan Investor, subject to and on the terms specified herein.
     No preferred stock in the reorganized Company will be offered or purchased pursuant to this Commitment by Highland.
     Plan of Reorganization Framework
     The Plan Investor will enter into a Plan Framework Support Agreement (the “New Plan Agreement”) similar to the Plan Framework Support Agreement entered into with the Appaloosa/Cerberus Group, except as provided herein. The New Plan Agreement will outline the Company’s proposed framework for the Plan and the treatment of claims and interests under the Plan will be as follows:
•	All senior secured debt will be refinanced and paid in full and all allowed administrative and priority claims will be paid in full;

•	Trade and other unsecured claims and unsecured funded debt claims will be reinstated pursuant to terms satisfactory to the Plan Investor or be satisfied in full with cash. The framework requires that the amount of allowed trade and unsecured claims (other than funded debt claims) not exceed $1.7 billion;

•	As is the case in the Appaloosa/Cerberus Proposal, in exchange for GM’s financial contribution to the Company’s transformation plan, and in satisfaction of GM’s claims against the Company, GM will receive 7.0 million shares of Common Stock in the reorganized Company, $2.63 billion in cash, and an unconditional release of any alleged estate claims against GM. In addition, as with other customers, certain GM claims would flow-through the chapter 11 cases and be satisfied by the reorganized Company in the ordinary course of business. Any other terms relating to GM as outlined in the Company’s announcement dated December 18, 2006 will also be accepted by Highland; and

•	All subordinated debt claims (“Preferred Holders”) will be satisfied in full with cash. In the event the Plan Investor determines to reduce the Rights Offering to $4.2 billion, the claims of the Preferred Holders would be satisfied with $450 million of common stock (10.0 million out of a total of 135.3 million shares) in the reorganized Company, at a deemed value of $45 per share and the balance in cash.
     As a result of the Plan and the Rights Offering, holders of existing equity securities in the Company will effectively receive 3.0 million out of a total of 135.3 million shares of Common Stock in the reorganized Company, at a deemed value of $45 per share, and rights to purchase approximately 125.3 million shares of Common Stock in the reorganized Company for $4.7 billion at a deemed exercise price of $37.23 per share (subject to the Rights Offering becoming effective and certain other conditions). In the event the Plan Investor determines to reduce the Rights Offering to $4.2 billion, holders of existing equity will receive rights to purchase approximately 115.3 million shares of common stock in the reorganized Company for $4.2 billion at a deemed exercise price of $36.56 per share.
     Refinance of DIP Facility
     Pursuant to the New Plan Agreement, the Plan Investor will support the Company with its announced efforts to refinance successfully in full its existing $2.0 billion DIP facility and $2.5 billion prepetition revolver and term loan facilities with JPMorgan Chase Bank, N.A. and other lenders as announced by the Company on December 18, 2006.
     Improved Corporate Governance Structure
     Because no preferred stock in the reorganized Company possessing veto rights will be issued and there will be no transfer of control pursuant to this Commitment, the common equity holders will be protected from a corporate governance perspective post-confirmation of the Plan. The executive management team as announced on December 18, 2006 will be left in place post-confirmation. Highland will also accept the terms of the Appaloosa/Cerberus Proposal that the Company be governed by a twelve (12) member Board of Directors, ten (10) of whom would be independent directors and two (2) of whom would be the new Executive Chairman and a new Chief Executive Officer and President.
     However, with respect to the appointment of post-confirmation directors, a Board selection panel of six members will be created to choose the members of the reorganized Company board (the “Panel”). The Panel will consist of the Plan Investor and a maximum of two other significant stockholders of the reorganized Company, one representative from GM, one management representative, and one representative from the equity committee. This Panel will provide representation by all significant stakeholders, without granting control of this process to the Appaloosa/Cerberus Group.
     Similar to the Appaloosa/Cerberus Proposal, the new board of directors will satisfy all New York Stock Exchange/NASDAQ independence requirements. Executive compensation for the reorganized Company will be on market terms and reasonably acceptable to the Plan Investor, and the overall executive compensation plan design will be described in the Company’s disclosure statement and incorporated into the Plan.
     Pension Funding
     The Plan Investor will support the Company’s earlier commitment to preserve its salaried and hourly defined benefit U.S. pension plans and will include an arrangement to fund approximately $3.5 billion of its pension obligations similar to that proposed by the Appaloosa/Cerberus Group.

OTHER
     Please note that the undersigned has devoted substantial time and resources to preparing this Commitment in a very short time frame given the timetable endorsed by the Company in connection with the Appaloosa/Cerberus Proposal. The undersigned is (1) prepared to proceed expeditiously to complete final documentation reflecting this Commitment; and (2) take appropriate action to move forward toward the full formulation and implementation of the transactions contemplated by this Commitment, including supporting the Debtors’ efforts to obtain entry of any approval order required by the Bankruptcy Court.
     This Commitment is subject to, and expressly conditioned on in a manner consistent with the Appaloosa/Cerberus Proposal, among other items, (1) the execution and delivery by all signatories thereto of definitive documentation reflective of the matters set forth herein; (2) the completion of limited confirmatory due diligence; and (3) the entry by the Bankruptcy Court of an order, in form and substance, reasonably satisfactory to Highland approving the transactions set forth herein. We are willing to proceed with the due diligence review immediately and will execute an appropriate confidentiality agreement as required or requested, by the Board.
     Due to the financial strength of our organization and our position in the financial community, please be advised that we can provide, or cause to be provided, funds to satisfy the financial requirements of this Commitment and are in a position to consummate this transaction expeditiously.
     Please note, moreover, that the material terms and conditions of this Commitment are as set forth herein, but this Commitment does not and cannot encompass all matters to be addressed in the definitive documentation. Those matters that are not addressed or definitively set forth herein are subject to further negotiations and future agreement of the parties.
     At a minimum, we believe this Commitment sets forth a transaction that should be considered by the Board of Directors and its financial advisors, and requires the members of the Board to do so in an orderly and contemplative fashion consistent with their fiduciary duties to exercise due care. We believe the timetable that has been proposed by the Appaloosa/Cerberus Group as reflected in the Bankruptcy Court filings is not conducive to the process required by the Board to adequately assess these types of proposals. Therefore, we would respectfully request that the Board fully consider and discuss both proposals with its advisors before proceeding with a transaction that is not in the best interests of all stakeholders of the Company. To the extent the Board determines to proceed in accordance with the existing timetable, we are also willing to take the requisite action necessary to proceed.
     We are available at any time to meet with the Board or representatives of the Board regarding this Commitment and look forward to the opportunity to address any questions or concerns you might have.

Very truly yours,

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	/s/ Patrick H. Daugherty

Name:	Patrick H. Daugherty
Title:	Secretary
cc: Mr. Robert “Steve” Miller, Chairman
Mr. Rodney O’Neal, President and Chief Executive Officer